June 5, 2006

Mr. George E. Bull
Sequoia Mortgage Funding Corporation
One Belvedere Place, Suite 300
Mill Valley, CA 94941

Re: **Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed May 8, 2006
        File No. 333-132123

Dear Mr. Bull:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your response to prior comment. 1. Please revise the cover of the base to delete reference to "other related assets described in the prospectus" or revise to clarify your disclosure.

2. We note your response to prior comment 2. Please confirm that the depositor or any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor has timely filed required Exchange Act reports during the twelve months preceding the filing date of this registration statement.

3. We note your response to our prior comment 4. Please revise your response to confirm that you file your finalized agreements in a time frame that is in compliance with 1934 Act reporting requirements. Refer to Form 8-K.

4. We note your response to prior comment 5. It does not appear that you have confirmed that you will file unqualified legal and tax opinions at the time of each takedown. We re-issue the prior comment.

Prospectus Supplement #1

Cover

5. We note your response to prior comment 9. It appears that there are still several references to "the trust" throughout the base and prospectus supplements, including in the Item 1102(d) disclosure on the cover pages. Please revise the cover page and the summary to refer to the "issuing entity."

6. We note your response to prior comment 10.   Please revise the cover pages of the third supplement to reflect that the credit enhancement will be in the form of a "certificate insurance policy" rather than a "bond insurance policy" or advise. Further, please confirm that a bond insurance policy will be used with the fourth prospectus supplement or revise the cover page accordingly.

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i

7. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Credit Enhancement, page S-5

8. We are unable to locate your revisions in response to prior comment 17. Please revise or advise.

The Originators, page S-40

9. Please also revise to provide bracketed language that you will identify any originator or group of affiliated originators (apart from the sponsor or its affiliates), that originated, or is expected to originate, 10% or more of the pool assets.

Delinquency and Loss Experience, page S-41

10. Please add disclosure explaining why you have multiple charts.

11. Please disclose your charge-off policy and confirm that you will provide delinquency information through charge-off. Refer to Item 1100(b)(5) of Regulation AB. Please revise your disclosure accordingly.

Prospectus Supplement #5

Description of the Pooled Securities, page S-19

12. We note the last sentence in the first paragraph. Please expand your disclosure to explain how you will comply with Rule 190 under the Securities Act.

Underlying Credit Support, page S-21

13. Please expand your disclosure to explain what you mean by "cross-collaterization support features."

Base Prospectus

The Trust and The Trust Assets, page 20

14. We re-issue prior comment 33. Please identify the "other assets" that may be substituted into the asset pool.

Private Mortgage-Backed Securities, page 33

15. We note your revisions in response to prior comment 35. Your added disclosure is difficult to understand. Please briefly explain in the prospectus how you will meet the requirements of Rule 190 under the Securities Act.

16. We note your response to our prior comment 35 and reissue the comment. The participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

Other Purchase or Redemption, page 49

17. We note your response to prior comment 38. Please expand your discussion to include expanded legal analysis under the Investment Company Act of 1940.

Insurance Policies, Surety Bonds, and Guarantees, page 54

18. We note your response to prior comment 40. Please provide more complete discussion in the prospectus of how the demand note operates. Each form of contemplated credit enhancement should be described in the prospectus. Similarly provide a brief discussion of bankruptcy bond and special hazard insurance policy.

Derivatives, page 57

19. We note your response to prior comment 41. Please confirm that your use of auctions is limited to the auction procedures or specifically identify the other circumstances under which market value swaps may be used.   It will not be sufficient to state merely that swaps will be consistent with Regulation AB or that all possible future uses cannot be anticipated. Please revise accordingly and expand your discussion in the prospectus on how this will operate.

20. We note your response to our prior comment 42. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

George E. Bull III
Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
June 5, 2006
Page 5

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (415) 433-3883
        Phillip R. Pollock
        Tobin & Tobin